March 9, 2011

By EDGAR Transmission

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	China Skyrise Digital Service, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
File No. 333-139940

Dear Ms. Collins:

On behalf of China Skyrise Digital Service, Inc. (the "Company"), we respectfully request an extension of the Company's time to respond to the general comments of the staff (the "Staff") of the Securities and Exchange Commission, set forth in the Staff’s letter, dated February 17, 2011, with respect to the Company’s annual report on Form 10-K for the Year Ended December 31, 2009.

The Company was unable to respond within the prescribed time period due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff. Accordingly, the Company is requesting leave to file a response to the Staff’s comments on or before March 10, 2011.

If you would like to discuss our response, the Amendment or any other matters regarding the Company, please contact Louis A. Bevilacqua or Dawn Bernd-Schulz of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158 and (202) 663-8345, respectively.

Very truly yours,

CHINA SKYRISE DIGITAL SERVICE INC.

By:/s/ Mingchun Zhou
Mingchun Zhou
Chief Executive Officer

cc:	Louis A Bevilacqua, Esq.
Dawn M. Bernd-Schulz, Esq.